January 12, 2009

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549

Re:

Cord Blood America

Form S-1/A

Filed January 5, 2009

SEC File Number:  333-153359

SEC Accession No. 0001354488-09-000016

Form A-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cord Blood America, Inc. a Florida corporation (the “Company”), hereby requests the immediate withdrawal of its Registration Statement on Form S-1/A, (File No. 333-153359) (Accession No. 0001354488-09-000016) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on January 5, 2009.

The Registration Statement was incorrectly tagged with the wrong file number on S-1/A.  Accordingly, the Company is requesting that the Registration Statement be withdrawn as it will file a new S1/A amendment with the correct EDGAR tag forthcoming.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

Please contact me directly at 310-432-4090, should you have further questions regarding our request for withdrawal.  Thank you for your assistance in this matter.

Very truly yours,

Cord Blood America, Inc.

By: /s/ Matthew Schissler
Name: Matthew Schissler
Title: Chief Executive Officer